GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2006 JUL 20 P 2:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 July 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

06015351

Dear Sirs,

GKN plc

- **Holdings in Company**

For your information I enclose a copy of the above announcement which was released on 13 July.

Yours faithfully,

Sandie De Ritter

Encs

PROCESSED
JUL 24 2006
THOMSON FINANCIAL

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	15:26 13-Jul-06
Number	PRNUK-1307

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

GKN PLC

2. Name of shareholder with a major interest

FRANKLIN RESOURCES INC.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York - 2,781,634

JP Morgan/Chase - 37,283,655

Citibank - 762,062

Clydesdale Bank plc - 2,091,540

Euroclear - 138,690

HSBC Bank plc - 1,067,932

Mellon Bank - 2,926,957

Merrill Lynch Intl Ltd - 2,121,840

Northern Trust Company - 1,415,783

Royal Trust Corp of Canada - 6,371,197

State Street Bank - 6,119,154

5. Number of shares/amount of stock acquired

N/A

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7. Number of shares/ amount of stock disposed

NOT KNOWN

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

ORDINARY SHARES OF 50P EACH

10. Date of transaction

11. Date listed company informed

NOT KNOWN ~~12TH JULY 2006~~

12. Total holding following this notification

63,080,444

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

8.91%

14. Any additional information

DECREASE IN NOTIFIABLE INTEREST PREVIOUSLY DISCLOSED AT 9% LEVEL

15. Name of contact and telephone number for queries

CHRISTOPHER WINTERS - 01527 533383

16. Name and signature of duly authorised officer of the listed company responsible for making this Notification

CHRISTOPHER WINTERS

SENIOR SECRETARIAL ASSISTANT

Date of notification : 13TH JULY 2006

END

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